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TANNER
Accountants & Advisors

BLACK AUTUMN SHOW, INC.

Financial Statements
As of December 31, 2025 and 2024 and for the Years Then Ended

Together with Independent Auditors' Report



Independent Auditors' Report

To the Board of Directors and Management of
Black Autumn Show, Inc.

Opinion

We have audited the accompanying financial statements of Black Autumn Show, Inc. (the Company), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Black Autumn Show, Inc. as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of Black Autumn Show, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Tanner LLP

April 29, 2026

Balance Sheets

	As of December 31,	
	2025	**2024**
Assets		
Current assets:		
Cash and cash equivalents	$ 1,059,328	$ 93,190
Accounts receivable	2,480,477	-
Other receivables	7,507	42,298
Other assets	12,689	7,977
Total current assets	3,560,001	143,465
Capitalized film costs, net	10,284,791	6,460,931
Total assets	$ 13,844,792	$ 6,604,396
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 265,356	$ 28,728
Convertible notes payable	4,605,000	4,830,000
Related-party note payable	-	250,000
Accrued interest	1,537,388	791,500
Total current liabilities	6,407,744	5,900,228
Deferred tax liabilities, net	973,347	-
Total liabilities	7,381,091	5,900,228
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.00001 par value: 10,000,000 shares authorized; 3,344,039 shares issued and outstanding	34	34
Common stock, $0.00001 par value: 15,000,000 shares authorized; 8,020,000 shares issued and outstanding	80	80
Additional paid-in capital	11,862,096	3,944,346
Accumulated deficit	(5,398,509)	(3,240,292)
Total stockholders' equity	6,463,701	704,168
Total liabilities and stockholders' equity	$ 13,844,792	$ 6,604,396

See accompanying notes to financial statements.

Statements of Operations

	For the Years Ended December 31,	
	2025	**2024**
Revenue	$ 9,275,033	$ 425,723
Operating expenses:		
Production costs	554	26,075
Selling, general and administrative	8,452,397	679,940
Amortization of capitalized film costs	909,395	32,125
Total operating expenses	9,362,346	738,140
Operating loss	(87,313)	(312,417)
Other expense:		
Interest expense	928,886	682,230
Other expense, net	26,241	-
Loss before income taxes	(989,958)	(994,647)
Provision for income taxes	(1,168,259)	(100)
Net loss	$ (2,158,217)	$ (994,747)

See accompanying notes to financial statements.

Statements of Stockholders' Equity

For the Years Ended December 31, 2025 and 2024

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 2023	3,344,039	$ 33	6,950,000	$ 70	$ 3,743,929	$ (2,245,545)	$ 1,498,487
Issuance of preferred stock for cash, net of issuance costs of $77,723	105,820	1	-	-	199,999	-	200,000
Conversion of simple agreements for future equity into preferred stock	-	-	-	-	88	-	88
Issuance of common stock	-	-	(630,000)	(7)	7	-	-
Stock-based compensation	-	-	1,700,000	17	323	-	340
Net loss	-	-	-	-	-	(994,747)	(994,747)
Balance at December 31, 2024	3,449,859	34	8,020,000	80	3,944,346	(3,240,292)	704,168
Stock-based compensation	-	-	-	-	7,917,750	-	7,917,750
Net loss	-	-	-	-	-	(2,158,217)	(2,158,217)
Balance at December 31, 2025	3,449,859	$ 34	8,020,000	$ 80	$ 11,862,096	$ (5,398,509)	$ 6,463,701

See accompanying notes to financial statements.

Statements of Cash Flows

	For the Years Ended December 31, 2025	2024
Cash flows from operating activities:		
Net loss	$ (2,158,217)	$ (994,747)
Adjustments to reconcile net loss to net cash and cash equivalents provided by (used in) operating activities:		
Stock-based compensation	7,917,750	88
Amortization of capitalized film costs	909,395	32,125
Provision for credit loss on other receivables	-	37,500
Deferred tax liabilities	973,347	-
Changes in operating assets and liabilities:		
Accounts receivable and other receivables	(2,445,686)	(19,798)
Other assets	(4,712)	503,996
Capitalized film costs	(4,733,255)	(2,939,581)
Accounts payable, accrued liabilities, and accrued interest	982,516	623,341
Deferred revenue	-	(290,000)
Net cash and cash equivalents provided by (used in) operating activities	1,441,138	(3,047,076)
Cash flows from financing activities:		
Proceeds from issuance of convertible and related-party notes payable	25,000	2,080,000
Proceeds from issuance of common stock	-	340
Proceeds from issuance of preferred stock	-	200,000
Principal payments on convertible and related-party notes payable	(500,000)	-
Net cash and cash equivalents provided by (used in) financing activities	(475,000)	2,280,340
Net change in cash and cash equivalents	966,138	(766,736)
Cash and cash equivalents as of the beginning of the year	93,190	859,926
Cash and cash equivalents as of the end of the year	$ 1,059,328	$ 93,190
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 168,763	$ 37,688
Cash paid for income taxes	$ 100	$ -

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Organization and Summary of Significant Accounting Policies

Organization

Black Autumn Show, Inc. (the Company) was incorporated on March 1, 2023 as a Delaware corporation. The Company is producing a television series based on the *Black Autumn* book series, written by Jayson Orvis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company's invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets. A major customer is considered to be one that comprises more than 10% of the Company's accounts receivable or annual revenues. Angel Studios, Inc. (Angel Studios), a related party through an equity ownership of the Company, provided 100% of the Company's total revenues for the year ended December 31, 2025 and accounts receivable as of December 31, 2025. There were no customers for the year ended December 31, 2024 or accounts receivable that comprised 10% or more of the revenue or receivables for the Company.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2025 and 2024, these cash equivalents consisted of money market funds.

Accounts Receivable

The Company records its accounts receivable at sales value and establishes specific allowances for those customer accounts identified with collection problems due to insolvency or other issues. The Company's accounts receivable are considered past due when payment has not been received by the agreed upon due date. The Company has tracked historical loss information for its trade receivables and compiled historical credit loss percentages for different aging categories (current, 1–30 days past due, 31–60 days past due, 61–90 days past due, and more than 90 days past due). The Company also identifies customers it deems are insolvent and provides specific allowances for those customers based on various assumptions including the customers' financial position, age of the customers' receivables, and changes in payment schedules as well as economic trends. Accounts receivable as of December 31, 2025 is composed of unbilled receivables due from Angel Studios related to royalties and services performed in 2025 and but not billed until 2026.

Estimates of expected credit losses are based on historical collection experience and other factors. The allowance for credit losses is maintained at a level that management considers adequate to provide for losses based on an evaluation of known and possible risks of collection of receivable balances. Management believes that the historical loss information it has compiled is a reasonable base on which to determine expected credit losses for trade receivables held as of December 31, 2025 because the composition of the trade receivables as of that date is consistent with that used in developing the historical credit-loss percentages (i.e., the similar risk characteristics of its customers and its lending practices have not changed significantly over time). Account balances are charged off against the allowance for credit losses when the potential for recovery is remote. Recoveries of receivables previously charged off are recorded when payment is received.

Capitalized Film Costs

Costs incurred in the direct production of video content are capitalized and stated at the lower of the unamortized cost or net realizable value. The Company periodically evaluates the net realizable value of content by considering expected future revenue generation. The Company amortizes production costs in accordance with the individual-film-forecast-computation method of amortization for episodic television series, which uses the revenues recognized in the current calendar year divided by the remaining unrecognized ultimate revenue to determine the percentage of total film production costs to be amortized. The Company periodically evaluates impairment of capitalized film costs. Any unamortized capitalized film costs in excess of fair value are written off. As of December 31, 2025 and 2024, the Company determined no impairment existed.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the consolidated statement of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company's assets to be impaired as of December 31, 2025 and 2024.

Revenue Recognition

The Company generates revenue from 1) licensing agreements with Angel Studios relating to the streaming of the Company's intellectual property via digital media – Video-on-Demand (VOD) and Subscription Video-on-Demand (SVOD); 2) merchandise sales; and 3) advertising agreements for product placement within the movie and show. The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services.

To achieve the core principle of Topic 606, the Company applies the following five steps:

1) Identify the contract with the customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract
5) Recognize revenue when or as the Company satisfies a performance obligation

Digital Media (VOD and SVOD)

Digital media revenue stems from licensing agreements with Angel Studios, wherein Angel Studios streams the Company's intellectual property. The license is not distinct from the streaming services, and the arrangement represents a sale or usage-based royalty with the license representing the predominant item to which the royalty relates. The VOD and SVOD usage revenues are determined according to the licensing agreement based on hours viewed by Angel Studios' customers during each quarter of the year. Angel Studios provides the Company with quarterly royalty reports detailing the sales or usage-based royalties, which amounts Angel Studios remits to the Company. The Company recognizes revenue based on these royalty reports, which represents when the sales or usage occurred and the satisfaction of the performance obligation to the end customer.

Merchandise Sales

The Company sells merchandise such as apparel, DVDs, and homesteading supplies. Revenue is recognized when the products are shipped to the customers.

Product Placement Agreements

The Company has agreements with product companies, under which content will be created and distributed featuring product placements or branded messaging. Revenue is recognized when the content is aired with these product placements.

The following table presents the Company's revenue disaggregated by the previously mentioned performance obligations for the years ended December 31:

	2025	2024
Digital Media (VOD and SVOD)	$ 9,195,571	$ -
Merchandise sales	79,462	20,723
Product placement agreements	-	405,000
	$ 9,275,033	$ 425,723

Advertising
Advertising costs are expensed as incurred. Advertising expenses totaled $32 and $83,793 for the years ended December 31, 2025 and 2024.

Income Taxes
The Company recognizes a liability or asset for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when reported amounts of the assets or liabilities are recovered or settled. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce net deferred income tax assets to the amount expected to be realized.

Tax positions for the Company are subject to income tax audits by tax jurisdictions in the United States. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by the taxing authority, based on the technical merits.

The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in its tax provision. The Company recognizes interest and penalties, if any, related to uncertain tax positions in the provision for income taxes. The Company currently has no federal or state income tax return examinations in progress.

Subsequent Events
Management has evaluated events and transactions for potential recognition or disclosure through April 29, 2026, which is the date the financial statements were available to be issued.

2. Liquidity
The Company has incurred significant net losses since inception that have accumulated to approximately $5,399,000 as of December 31, 2025 and has negative working capital as of December 31, 2025. The net losses resulted from the filming and production of the initial theatrically released film and season 1 of the ongoing series. which were released in December 2024 and throughout 2025. These releases have generated revenues of approximately $9,275,000 for the year ended December 31, 2025 and positive cash flows from operations for the year ended December 31, 2025. Management has evaluated these conditions as of April 29, 2026 and determined that the Company can conserve cash by pausing production on future episodes if necessary. Although there can be no assurance, management believes these plans can be put in place if necessary to fulfill the Company's obligations through April 29, 2027.

3. Capitalized Film Costs

Capitalized film costs consisted of the following as of December 31:

	2025	2024
Released	$ 11,049,705	$ 6,493,056
In production	176,606	-
	11,226,311	6,493,056
Less accumulated amortization	(941,520)	(32,125)
	$ 10,284,791	$ 6,460,931

Amortization expense on capitalized film costs for the years ended December 31, 2025 and 2024 was $909,395 and $32,125, respectively.

4. Notes Payable

Convertible notes payable were issued throughout 2023 and early 2025, including to existing shareholders. The notes bear an interest rate of 20% APR reducible to a 10% coupon if repaid in the first six months, have maturities in September, October, and December 2025, require no principal or interest payments until maturity, and are convertible into common stock at the lowest price per share of shares sold in the current equity event but never higher than a price per share that values the full company at $18,900,000 before the conversion of all outstanding notes. These notes matured in 2025 but have not been repaid or converted. The debt holders have not demanded repayment. Effective November 30, 2025, the debt holders agreed to halt any future accruing interest. The balance on these notes and the associated accrued interest was $4,605,000 and $1,537,388, respectively, as of December 31, 2025. $3,300,500 of the balance on these notes and $1,211,221 of the associated accrued interest are with related-parties.

A related-party note was issued in four payments from July through October 2024, for a total of $250,000. The financer is entitled to a 120% return on the funds they provided to the Company. The balance on this note and the associated accrued interest was $0 and $300,000, respectively, as of December 31, 2025 and 2024.

5. Commitments and Contingencies

Legal Matters

The Company is a party to various legal matters that have arisen in the normal course of business. Management, after consultation with legal counsel, is of the opinion that none of these matters will have a material, adverse effect on the Company's financial position, results of operations, and liquidity.

Profit Pool

For the Company's first season, a profit pool was implemented, where certain creative and production participants were allowed to participate. Once certain costs associated with this season are recovered through revenue generation, 10% of all future revenue generated for this season is distributed among the participants in the profit pool as residual payments. For the year ended December 31, 2025 and 2024, residual payments were $171,668 and $0, respectively.

6. Preferred and Common Stock

Preferred Stock
The Company has authorized 15,000,000 shares of common stock and 10,000,000 shares of preferred stock. For the year ended December 31, 2024 105,820 shares of preferred stock were issued through the series A-1 funding raise, at a price per share of $1.89, raising a total of $200,000.

Voting
Each stockholder has a number of votes equal to the number of shares held by such stockholder, except that preferred stockholders do not have a right to vote.

Stock-Based Compensation
The Company has issued 6,950,000 shares of restricted common stock to members of management, which vest over a period of four years. These restricted shares were valued at a price of $2.30. Stock-based compensation for these units was $7,917,750 and $0, respectively, for the years ended December 31, 2025 and 2024. As of December 31, 2025, the Company had 1,292,500 shares of unvested restricted common stock, which represents $2,972,750 of unrecognized compensation costs in association with these awards that will be recognized over 1 year.

In 2024, the Company adopted an equity incentive plan that provides for the issuance of stock options up to the total number of authorized shares of common stock, less any shares already issued or subject to outstanding option grants. As of December 31, 2025, there were 6,980,000 stock options available for future issuance under the plan. The terms and conditions of individual option grants are determined by the Company's Board of Directors.

In March 2024, the Company granted 1,700,000 stock options to members of management. One-fourth of the options vested immediately, with 1/36th vesting monthly thereafter. The options have a contractual term of ten years and an exercise price of $0.0002 per share.

The fair value of each option granted during the year ended December 31, 2024, was estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used: expected option life of 6.5 years, expected stock price volatility of 50%, dividend yield of 0%, and a risk-free interest rate of 4.08%. The grant date fair value of options granted during the year was $0.0001 per share.

During the year ended December 31, 2024, all stock options were exercised, resulting in total proceeds of $340. For the year ended December 31, 2025, the stock-based compensation expense associated with these option grants was not material. As of December 31, 2025, all options had fully vested.

7. Income Taxes
The provision for income taxes consisted of the following for the years ended December 31:

	2025		2024
Current	$ (194,912)	$	208,786
Deferred	(973,347)		35,811
	$ (1,168,259)	$	(100)

The provision for income taxes differs from the amount computed at federal statutory rates as follows for the years ended December 31:

	2025	2024
Federal income tax benefit at statutory rate	$ 207,871	$ 208,786
State income (tax) benefit at statutory rate	(244,524)	35,811
Stock-based compensation	(1,662,728)	-
Other	(2,721)	(1,671)
Change in valuation allowance	533,843	(243,116)
	$ (1,168,259)	$ (100)

Significant components of the Company's deferred income tax assets (liabilities) are follows as of December 31:

	2025	2024
Net operating loss carryforward	$ 1,174,578	$ 1,940,508
Production expenses	(2,525,431)	(1,589,034)
Accrued interest on convertible debt	377,506	182,369
Valuation allowance	-	(533,843)
	$ (973,347)	$ -

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. As of December 31, 2025 and 2024, federal and state net operating loss carryforwards for income tax purposes were both approximately $9,523,000 and $7,878,000, respectively. The federal and state net operating loss carryforwards are subject to various limitations under Section 382 of the Internal Revenue Code and applicable state tax laws. The net operating loss carryforwards have no expiration date.

The Company recognizes and measures uncertain tax positions in accordance with generally accepted accounting principles in the U.S. The Company will only recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. As of December 31, 2025 and 2024, the Company had no unrecognized tax benefits.

8. **Related Party Transactions Not Otherwise Disclosed**
The Company has incurred certain production and capitalized film costs from an entity that is owned by a board member. Such costs totaled approximately $202,140 and $344,000 for the year ended December 31, 2025 and 2024 respectively, and are included in production costs in the accompanying statements of operations or have been capitalized and are included in capitalized film costs on the accompanying balance sheets.